Filed by General Motors Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                                and Deemed Filed
                                                         Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                   Subject Companies: General Motors Corporation
                                                   Commission File No. 001-00143
                                                  Hughes Electronics Corporation
                                                   Commission File No. 000-26035

                           GENERAL MOTORS CORPORATION

                     SUPPLEMENTAL PROXY SOLICITING MATERIAL

            IN CONNECTION WITH THE CORPORATION'S 2003 ANNUAL MEETING

                           SCHEDULED FOR JUNE 3, 2003

Stockholders of General Motors Corporation ("GM") entitled to vote at GM's 2003 Annual Meeting are asked to vote in support of the recommendations of the Board of Directors for the reasons set forth in the Proxy Statement which was distributed to stockholders together with the notice of the meeting and on the basis of the information provided below.

   WE EMPHASIZE THE NEED TO CONSIDER GM'S PROGRESSIVE CORPORATE GOVERNANCE IN
                    RELATION TO VOTING ON ITEM NO.S 6 AND 7
                              * * * * * * * * * * *

             GENERAL STATEMENT REGARDING CORPORATE GOVERNANCE AT GM

A. For more than 10 years GM has maintained in policy and in practice a majority of independent directors (currently the Board has determined that only one of 10 (the Chairman & CEO) is not independent). "Independence" is defined by GM's By-Laws and in accordance with that definition determined annually by GM's full Board of Directors as to each member of the Board. The definition and process is consistent with the rules of the NYSE and those promulgated under Sarbanes-Oxley.

B. GM's Corporate Governance Guidelines were a model when first adopted and published nearly 10 years ago and they have been periodically updated on GM's website, including as recently as May 16, 2003, to demonstrate the commitment of GM's Board of Directors to maintaining up-to-date principles of governance reflecting the recent Sarbanes Oxley legislation and proposed NYSE governance guidelines.

C.   Every Committee of GM's Board consists exclusively of independent directors.
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D.   GM does not have a staggered board - all directors are elected annually

E.   GM has confidential voting.

F. GM has no stockholder rights plan ("poison pill"). The Corporation's proxy statement indicates that if GM did adopt a stockholder rights plan it would include a TIDE provision (Three-year Independent Director Evaluation of retention or withdrawal of the plan), and on May 15, 2003, GM filed a statement with the SEC indicating that if GM's Board ever did adopt a poison pill it would be submitted to stockholder vote within 12 months.

G.   GM stockholders do have the right to act by written consent.

H. GM has made available to its stockholders a description of the process by which they may submit director nominees (i.e., in Article 2.11 of GM's By-Laws, which are on GM's website - and annually in GM's Proxy Statement).

I. GM does not have an excessive number of directors. The Board's Governance Guidelines reflect the view that 10-14 is the optimum number of directors for GM.

J. GM's dual-class common stock capital structure is not the type of dual-class structure, which is abusive or otherwise disenfranchises any group of GM stockholders - with the structuring having been repeatedly approved by substantial majorities of both classes of GM common stockholders.

K. GM has announced the execution of definitive agreements among GM, Hughes and The News Corporation Limited, pursuant to which GM's dual-class common stock structure will be eliminated as a result of transactions in which Hughes would be split-off from GM and GM's Class H stockholders would receive Hughes common stock in exchange for their Class H stock (tax-free for U.S. Federal income tax purposes) and in exchange for some of those shares of Hughes, some American Depositary Receipts representing Preferred American Depositary Shares of The News Corporation Limited and or cash. The foregoing is subject to approval by GM stockholders, regulatory clearances and satisfaction of the terms of the definitive agreements between the parties as filed with the SEC and available on EDGAR.

L. GM has stated in its Proxy Statement the commitment of management to terminate all existing consulting engagements with Deloitte Consulting by year-end and to not initiate any new engagements with Deloitte Consulting.

M. GM's 2002 payments of fees to its independent auditor, Deloitte & Touche, included fees "other than audit, audit related and tax fees" which exceeded audit and audit related fees principally because consulting services were performed by Deloitte & Touche for Hughes which improved the accuracy and reliability of the process by which the number of subscribers to the DIRECTV service of Hughes is determined. That number is reported publicly by Hughes on a regular basis in conjunction with its earnings releases to provide a highly useful indicator of the business performance of DIRECTV to investors in Class H stock and the public markets. While that number is not an "audited" number, its significance to investors in GM common stock is deemed highly important and, thus, the consulting work was regarded as a true service to GM investors.


                            * * * * * * * * * * * * *

                 REVIEW OF THE PROPOSALS IN GM'S PROXY STATEMENT
                        IN LIGHT OF THE FOREGOING AND THE
                 POSITION STATEMENT OF GM IN THE PROXY STATEMENT

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            ITEM IN GM'S PROXY STATEMENT                  MANAGEMENT
                                                        RECOMMENDATION

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1. Election of Directors Nominated by the Board.     Vote FOR The Election of
                                                     ALL DIRECTORS

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2. Board's Request that Stockholders Ratify the      Vote FOR
   Selection of Deloitte & Touche as GM's
   Independent Public Accountants for the Year 2003.

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3. Stockholder Proposal That GM Employ An            Vote AGAINST
   Accounting Consulting Firm That is Not a
   Spin-Off of the Accounting Firm Employed as GM's
   Independent Auditor.

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4. Stockholder Proposal That GM Provide Expanded     Vote AGAINST
   Reporting on Greenhouse Gas Emissions.

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5. Stockholder Proposal to Require GM to Have an     Vote AGAINST
   Independent Chairman Separate from the Chief
   Executive Officer.

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6. Stockholder Proposal to Require GM to Seek        Vote AGAINST
   Stockholders' Approval Before It Adopts,
   Maintains or Extends any Poison Pill.

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7. Stockholder Proposal that GM Adopt Cumulative     Vote AGAINST
   Voting.

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8. Stockholder Proposal that Directors on Key        Vote AGAINST
   Board Committees Meet That Stockholder's
   Definition of Independence.

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9. Stockholder Proposal that GM Award Only           Vote AGAINST
   Performance-Based Stock Options to Senior
   Executives and Directors.

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10.Stockholder Proposal that GM Appoint an           Vote AGAINST
   Independent Auditor That Will Not Provide
   GM with Non-Audit Consulting Services.

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



                 LEGENDED IN ACCORDANCE WITH SEC REGULATION M-A

In connection with the proposed transactions relating to Hughes which are referred to above, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interest in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.